Hilltop Holdings Inc. 200 Crescent Court, Suite 1330 Dallas, Texas 75201 Tel: 214.855.2177 Fax: 214.855.2173 www.hilltop-holdings.com NYSE: HTH

June 4, 2010	Via Facsimile & EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:          Hilltop Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed on March 11, 2010

File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following responses to the Staff’s comments in a letter to the Company dated May 21, 2010.  For your convenience, we have repeated each comment prior to the response.  All references to page numbers in the discussion below are to the pages in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as originally filed with the Commission on March 11, 2010 (the “2009 Form 10-K”).

General

1.                                      We have not yet reviewed the Part III information that is incorporated in your Form 10-K.  We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Item 1. Business, page 2

2.                                      You have incorporated a copy of your Limited Partnership of Affordable Residential Communities LP, as amended, as a material contract to this Form 10-K.  On pages 3 and 4 of your Form 10-K, you disclose that your primary operations previously were conducted through an operating partnership and that you liquidated your operating partnership units in 2007.  On page 24 of your Form 10-Q for the quarter ended March 31, 2010, however, you identify Affordable Residential Communities LP as your operating partnership.  Please clarify whether Affordable Residential Communities LP is your operating partnership and/or whether you have another contractual relationship with this limited partnership.  If you have a contractual relationship with Affordable Residential Communities LP, please expand your disclosure to discuss the current status and significance of this agreement and provide the material terms of this agreement, including, but not limited to any payment provisions, rights obtained, material obligations that must be met to keep the agreement in place, term and termination provisions.

Response:  Affordable Residential Communities LP (the “Partnership”) is a partnership in which the Company is the sole general partner and limited partner. Accordingly, it is a wholly-owned subsidiary of the Company.  The Partnership is a legacy entity from our prior operations as an up-REIT, where it served as the operating partnership for the Company’s manufactured home communities business.  In connection with the sale of the manufactured home communities business in 2007, the Partnership sold those assets and redeemed all partnership units not owned by the Company.  The Partnership, however, continues to have outstanding $90.85 million aggregate principal amount of senior exchangeable notes.  Those senior notes are exchangeable into Company common stock on certain terms pursuant the Indenture (See Exhibit 4.7.1 to the 2009 Form 10-K).  In connection with the exchange of these notes, the Company and the Partnership entered into a Common Stock Delivery Agreement and a Registration Rights Agreement (See Exhibits 10.6 and 10.5, respectively, to the 2009 Form 10-K).  Pursuant to the Common Stock Delivery Agreement, the Company is required to issue Company common stock upon the exchange of the senior exchangeable notes by the holder thereof.  Pursuant to the Registration Rights Agreement, the Company is required to register for resale the shares of Company common stock issued to the holders of the senior exchangeable notes upon exchange thereof.

We will clarify that the Partnership is a wholly-owned subsidiary of the Company and that the Partnership has outstanding senior exchangeable notes pursuant to which the Company is obligated to issue and register for resale Company common stock upon the exchange of the senior exchangeable notes by the holders thereof.  We respectfully request that the Company be permitted to make this clarification prospectively.

Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 46

3.                                      You have not included a copy of the performance graph required by Item 201(e) of Regulation S-K in your Form 10-K.  Please revise to include the performance graph required by Item 201(e) of Regulation S-K or confirm that a copy of this performance graph was included in your annual report pursuant to Instruction 7 to Item 201(e) of Regulation S-K.

Response:  We hereby confirm that the performance graph required by Item 201(e) of Regulation S-K was included in our annual report.  Pursuant to Rule 14a-3(c) promulgated by the Commission under the Securities Exchange Act of 1934, as amended, seven copies of the Company’s 2009 Annual Report, Notice of 2010 Annual Meeting and Proxy Statement were sent to the Commission on or about May 7, 2010.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

10.  Reinsurance Activity, page F-34

4.                                      On page 23 you disclose that you collect premiums belonging to the Federal government and pay covered claims by drawing on funds of the U.S. Treasury.  Please cite the relevant accounting authoritative literature that supports your accounting treatment for the policies written pursuant to your participation in the Federal Emergency Management Agency’s National Flood Insurance Program.  Please disclose your accounting policy.

Response:  As a private insurance company participating in the Federal Emergency Management Agency’s “Write Your Own” program of the National Flood Insurance Fund, the Company utilizes ASC 944 Financial Services-Insurance and the Audit Guide for Insurance Enterprises, Chapter 6, as our accounting literature.  The flood program is 100% ceded to the National Flood Insurance Fund and accounted for under the same guidance and in the same accounts as other written premium and reinsurance ceded by the Company.  Therefore, the Company does not believe an additional accounting policy is required.  The Company will clearly articulate that the flood program is accounted for within the same accounting policy as other insurance written and ceded.  We respectfully request that the Company be permitted to make this clarification prospectively.

In conclusion, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the Commission have any questions concerning the responses above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-2171.

Very truly yours,

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President - Finance

CGP:ja

cc:	Jim B. Rosenberg
Ibolya Ignat
Gus Rodriguez
Jennifer C. Riegel
U.S. Securities and Exchange Commission